October 3, 2007

Dr. Gerald Yakatan
Chairman of the Board
COBALIS Corporation

Dear Jerry,

I am writing to submit my resignation from the Board of Directors of COBALIS Corporation.

While I wish I could continue to serve, the time demands on me to manage the affairs of a medical device firm in Vancouver, BC are proving to be simply too much for me to do a good job as a COBALIS Director without distracting my attention from my primary responsibilities as CEO of my new company.

Jerry, I want to thank you for your confidence and friendship.  I will be watching the progress from the sidelines, and wishing you and the team every success in the future.

Kindest regards.

Wayne

S. Wayne Kay
7059 Calle Portone
Rancho Santa Fe, CA 92091
Cell: (858) 232-5000
Home: (858) 756-6236
Fax: (858) 756-6237
Email: swaynekay@aol.com